Heineken
NV

03 OCT 23 AM 7:21

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

03032934

SUPPL

date
22 October 2003

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. Those publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

J. van de Merbel
Director Investor Relations
Corporate Finance

10/29

exemption file # 82-4953

03 OCT 23 PM 7:21

Amsterdam, 10 October 2003

Heineken closes transaction with Austrian-based brewery group BBAG

Heineken today announces that all necessary regulatory approvals for the acquisition of the Austrian-based brewery group BBAG have been granted unconditionally. As a result Heineken will complete the acquisition of 79.8% of Getränke-Beteiligungs-AG (GeBAG), the holding company controlling the BBAG Group, on 15 October 2003. Heineken and BBAG will ultimately combine all their operations in GeBAG, which will be renamed Brau Union AG. Brau Union AG will be responsible for all operations in thirteen Central European countries (Austria, Poland, Czech Republic, Romania, Hungary, Serbia-Montenegro, Slovakia, Bulgaria, Croatia, Bosnia-Herzegovina, Slovenia, Macedonia and Albania).

An immediate start will be made on integrating Heineken and BBAG operations in Central Europe, in order to realise the synergy gains which are expected to accrue from combining their businesses. The restructuring projects already initiated by BBAG in their markets will continue. In the coming months, Heineken will announce detailed integration plans for Poland and Hungary in particular.

Financial details

The total transaction value based on 100% of BBAG's enterprise value – including the free-float minority shareholders in BBAG and its sub-holding Brau Union AG and the assumption of €0.4 billion debt – is €1.9 billion. The total cash outlay will amount to €1.5 billion of which €0.6 billion will be paid at completion. The remaining cash amount will be disbursed in the last quarter of 2003 and the first half year of 2004. Heineken will consolidate BBAG as of 1 October 2003.

Public offers for BBAG and Brau Union AG

Heineken will launch an offer for the publicly owned shares in BBAG and its sub-holding company Brau Union AG of €124.00 per BBAG share and €127.27 per Brau Union AG share. Based on the prices at which the shares traded on 30 April 2003, this represents a premium of 34% and 45%, respectively. These offers will be made in accordance with the Austrian Takeover Act. Further details of the offer will be published in due course.

Public offer for Brau Union Hungária Rt

After obtaining merger clearance in Hungary, Amstel Sörgyar Rt, a wholly owned Heineken subsidiary, agreed to acquire Brau Union AG's 85% shareholding in Brau Union Hungária Rt. On 5 September 2003, in compliance with Hungarian law, Amstel Sörgyar submitted an offer for the publicly owned shares in Brau Union Hungária for approval by the financial supervisory authority, PSZÁF. The offer price is HUF 12,273 per ordinary share and HUF 12,806 per preference share, representing the average share prices over the 180 days preceding the offer date, as required by Hungarian law. This represents a premium of 129% on the Brau Union Hungária stock market price on 30 April 2003, the last trading day before the announcement of the agreement between Heineken and the shareholders of GeBAG. The

premium reaches a level of 188% compared with the performance of Brau Union Hungária shares in 2002. The offer is still awaiting approval by the PSZÁF.

Strategic rationale
The integration of Heineken and BBAG operations in Central and Eastern Europe will create an excellent platform for further growth. With a total volume of 26 million hectolitres, Heineken will be the regional market leader with a market share of 27%. Heineken, through the new Brau Union AG, will also be the market leader in most domestic Central European markets, creating opportunities for economies of scale and further profit growth. This move supports Heineken's strategy of seeking to achieve the highest-quality earnings of all international brewers.

Many of the countries in which the combined entity will operate are in the process of joining the European Union. This is expected to strengthen the economies of those countries, accelerate the increase in consumers' purchasing power, stimulate growth in beer consumption and favour development of the premium branded beer segment. Together, these factors are expected to generate excellent opportunities for growth in those markets.

Heineken expects to realise significant synergy gains in addition to the restructuring programme already initiated by BBAG. BBAG's strong market position in a number of countries in which Heineken does not have a significant presence will also support faster volume growth by the international Heineken premium brand.

Management Board
As announced on 5 June 2003, the following people will be appointed to the Management Board of the new Brau Union AG: **Karl Büche** (Chief Executive Officer), **Wolfgang Berger-Vogel** (Chief Financial Officer), **Stefan Orlowski** (Chief Operating Officer), **Wilbert Raaijmakers** (Chief Technical Officer), **Markus Liebl** (Managing Director of Brau Union Österreich AG) and **Nico Nusmeier** (President of Grupa Zywiec S.A.)

Press enquiries
Manel Vrijenhoek
Telephone: +31 20 523 9355
E-mail: press@heineken.com

Investor and analyst enquiries
Jan van de Merbel /Anneke Groen
Telephone: + 31 20 523 9590
E-mail: investors@heineken.com

For further information, please visit www.heinekeninternational.com.

Amsterdam, 21 October 2003

Successful issuance by Heineken of €1.1 billion Eurobond
Investors oversubscribe four times

Heineken N.V. today announced that it will launch a €1.1 billion Eurobond. The offering is comprised of two tranches. The first tranche amounts to €500 million, has a maturity of 6.25-years, and is priced at 43 basis points over mid-swap rates, achieving a coupon of 4.375%. This tranche will be due on 4 February 2010. The second tranche amounts to €600 million, has a maturity of 10 years, and is priced at 63 basis points over mid-swap rates, achieving a coupon of 5%. This tranche will be due on 4 November 2013. The payment date for both tranches is 4 November 2003. The positive reaction of the investment community resulted in an over subscription of more than four times the issued amount.

Application has been made to list the bonds on the Luxembourg Stock Exchange, which is expected to take place on 4 November 2003.

The proceeds of the offering will be used to finance the BBAG acquisition and for general corporate purposes. The remaining financing requirement is expected to be funded by means of a syndicated revolving credit facility.

Barclays Capital, Citigroup, Credit Suisse First Boston and JPMorgan acted as joint bookrunners for this transaction. ABN AMRO, HSBC, ING, and Sociéte Générale acted as co-managers.

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in more than 170 countries and the company owns over 110 breweries in more than 60 countries. With a total volume of 109 million hectolitres Heineken ranks third in the world beer market. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand. In 2002, net turnover excluding excise duties amounted to €9 billion and net profit to €795 million. Heineken employs close to 60,000 people.

For further information regarding Heineken N.V.: www.heinekeninternational.com

Press information:
Manel Vrijenhoek
Tel.: +31 20 523 9355
E-mail: press@heineken.com

Investor and analyst information:
Jan van de Merbel/Anneke Groen
Tel.: +31 20 523 9590
E-mail: investors@heineken.com